Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, California 93940
December 7, 2009
VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Century Aluminum Company Application for Qualification of Indenture on Form T-3 Filed December 7, 2009 File No. 022-28921
Ladies and Gentlemen:
     In accordance with Section 307 of the Trust Indenture Act of 1939, as amended, and the rules promulgated thereunder (the “Trust Indenture Act”), Century Aluminum Company (the “Applicant”) hereby requests that the effectiveness of the Application for Qualification of Indenture on Form T-3 (File No. 022-28921) (the “Application”) be accelerated so that it becomes effective at 5:00 p.m. (New York City time) on December 9, 2009 or as soon thereafter as is practicable.
     As part of this Application, the Applicant acknowledges the following:
•	should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Application effective, it does not foreclose the Commission from taking any action with respect to the Application;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Application; and

•	the Applicant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please confirm that the Application has been declared effective by telephoning Michael Aklufi of Jones Day at (212) 326-8392.
* * *

United States Securities and Exchange Commission
Division of Corporation Finance
December 7, 2009

     Thank you for your attention to this matter.

Very truly yours, CENTURY ALUMINUM COMPANY
By:	/s/ William J. Leatherberry
	Name:	William J. Leatherberry
	Title:	Senior Vice President, General Counsel and Assistant Secretary

cc:	Michael Aklufi, Esq. (Jones Day)